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                                                         SEC FILE NUMBER 0-17700

FORM 12B-25   U.S. SECURITIES AND EXCHANGE COMMISSION CUSIP NUMBER   82660J-30-5
                        WASHINGTON, D.C. 20549

                      NOTIFICATION OF LATE FILING

                            (Check One)

     |X| Form 10-KSB     | | Form 11-K       | | Form 20-F  | | Form 10-QSB

                     For Period Ended:  September 30, 1998

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant: Sigma-7 Products, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office:       7362 University Ave. NE #310

City, State and Zip Code:                    Fridley, MN 55432

PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X| (a) The reasons described in reasonable detail in Part III on this form could not be eliminated without unreasonable effort or expense;

| | (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB, 20-F or 10-QSB, or portion thereof, could not be filed within the prescribed time period.

     MANAGEMENT OF REGISTRANT HAD SOUGHT TO APPOINT NEW INDEPENDENT ACCOUNTANTS TO AUDIT ITS FINANCIAL STATEMENTS. MANAGEMENT OF REGISTRANT SUBSEQUENTLY DETERMINED TO CONTINUE APPOINTMENT OF FORMER AUDITORS, WHO HAVE ADVISED THAT THEIR AUDIT IS NOT EXPECTED TO BE COMPLETED PRIOR TO JANUARY 31, 1999.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

             Donald W. Cartwright, (612) 586-0206.

     (2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

             Yes

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Dated: December 30, 1998                       SIGMA-7 PRODUCTS, INC.


                                               BY:  /s/ D.W. Cartwright
                                                    ----------------------------
                                                    Donald W. Cartwright
                                                    President, Chief Executive
                                                    Officer, Treasurer and Chief
                                                    Financial Officer


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)